FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division

Date: April 27, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2006
2.	Supplemental Information for Consolidated Financial Results for the Year Ended March 31, 2006

April 27, 2006

KYOCERA CORPORATION

Consolidated Financial Highlights

Results for the Year Ended March 31, 2006

	(Yen in millions, except per share amounts and exchange rates)
	Years Ended March 31,		Increase or Decrease (%)
	2006	2005
Net sales	1,181,489	1,180,655	0.1
Profit from operations	103,207	100,968	2.2
Income before income taxes	121,388	107,530	12.9
Net income	69,696	45,908	51.8
Average exchange rates :
US$	113	108	—
Euro	138	135	—
Earnings per share :
Net income
Basic	371.68	244.86	—
Diluted	371.43	244.81	—
Capital expenditures	90,271	63,176	42.9
Depreciation	63,018	58,790	7.2
R&D expenses	57,436	54,398	5.6
Total assets	1,931,522	1,745,519	10.7
Stockholders’ equity	1,289,077	1,174,851	9.7
Sales of products manufactured outside Japan to net sales (%)	31.3	31.8	—

Kyocera Corporation and its Consolidated Subsidiaries

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Date of the board of directors’ meeting for the consolidated results for the year: April 27, 2006

1. Results for the year ended March 31, 2006:

(1) Consolidated results of operations:

	Japanese yen
	Years ended March 31,
	2006	2005
Net sales	¥1,181,489 million	¥1,180,655 million
% change from the previous year	0.1%	3.5%
Profit from operations	103,207 million	100,968 million
% change from the previous year	2.2%	(7.3)%
Income before income taxes	121,388 million	107,530 million
% change from the previous year	12.9%	(6.5)%
Net income	69,696 million	45,908 million
% change from the previous year	51.8%	(32.6)%

Earnings per share:
Basic	¥371.68	¥244.86
Diluted	371.43	244.81

Return on equity	5.7%	3.9%
Income before income taxes to total assets	6.6%	6.1%
Income before income taxes to net sales	10.3%	9.1%

Notes:

1. Equity in losses of affiliates and unconsolidated subsidiaries:
Year ended March 31, 2006:	¥(1,216) million
Year ended March 31, 2005:	¥(1,678) million

2. Weighted average number of shares outstanding during the year:
Year ended March 31, 2006:	187,513,918 shares
Year ended March 31, 2005:	187,488,658 shares

3. Change in accounting policies: None

(2) Consolidated financial position:

	Japanese yen
	As of March 31,
	2006	2005
Total assets	¥1,931,522 million	¥1,745,519 million
Stockholders’ equity	1,289,077 million	1,174,851 million
Stockholders’ equity to total assets	66.7%	67.3%
Stockholders’ equity per share	¥6,865.75	¥6,266.50

Note: Total number of shares outstanding as of:
March 31, 2006	187,754,750 shares
March 31, 2005	187,481,084 shares

(3) Consolidated cash flows:

Japanese yen
Years ended March 31,
	2006	2005
Cash flows from operating activities	¥171,077 million	¥145,523 million
Cash flows from investing activities	(165,467) million	(132,494) million
Cash flows from financing activities	(23,289) million	(67,344) million
Cash and cash equivalents at end of year	300,809 million	310,592 million

(4) Scope of consolidation and application of the equity method:

Number of consolidated subsidiaries: 168

Number of non-consolidated subsidiaries accounted for by the equity method: 2

Number of affiliates accounted for by the equity method: 12

(5) Changes in scope of consolidation and application of the equity method:

	Consolidation	Equity method
Increase	5	2
Decrease	2	4

2. Forecast for the year ending March 31, 2007:

Japanese yen
Year ending March 31, 2007
Net sales	¥1,230,000 million
Income before income taxes	138,000 million
Net income	83,000 million

Note:

Forecast of earnings per share: ¥442.34

Net income per share amounts is computed based on Statement of Financial Accounting Standards No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2006.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 16.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 170 subsidiaries and 12 affiliates.

(Chart of the group companies)

Management Policies

Kyocera Corporation and its consolidated subsidiaries (Kyocera) aim to be “The Company” respected by society from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve this management vision, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow in the 21st century.” Kyocera promotes efficient resource management and emphasizes consolidated group management and intends to increase corporate value (aggregate market value of its shares) through improvement of business performance.

Management Strategies

Kyocera promotes “high-value-added diversification” as its management strategy to realize this management policy. By making each individual business highly profitable and maximizing group synergies, Kyocera seeks to propel continuous corporate growth even in a tough, rapidly changing business environment.

In particular, Kyocera aims to: (1) exploit competitive advantages; (2) strengthen existing businesses; and (3) create new businesses.

(1) Exploit competitive advantages

The “Kyocera Philosophy,” a corporate philosophy of Kyocera that is run with faith in the human spirit, and the so-called “amoeba” management system, which has been a unique management system of Kyocera based on small business units and has been a driving force for corporate growth since Kyocera Corporation was founded, as well as its strong financial basis have been Kyocera’s particular competitive advantages in promoting its diversification strategy. Leveraging off this sturdy base, Kyocera will focus its energies into two high-growth-potential areas going forward, namely the markets for telecommunications and information processing and for environmental preservation. By establishing further competitive advantages in technology, and sales and marketing, Kyocera intends to improve business performance through its diversification strategy.

(2) Strengthen existing businesses

Kyocera will improve profitability of each existing business on a daily basis and improve profitability of each operating segment on a consolidated business by deepening the ties between Kyocera Group companies and each Corporate Business Group of Kyocera Corporation to pursue maximization of synergies. Kyocera will also employ a global strategy in each business and integrate group-wide management resources to establish the structure to undertake R&D, production and sales at optimal localities. As a result, Kyocera can hone the competitive edge of each of its existing businesses. Kyocera also regularly reviews those businesses that have lost market competitiveness or where significant performance improvement is not expected in the future.

(3) Create new businesses

Kyocera will create new core businesses to spur growth over the medium to long term by integrating group-wide management resources and developing new technologies, products and markets. Special emphasis will be placed on generating new business domains in the markets for telecommunications and information processing and for environmental preservation.

Challenges

Kyocera aims to be “a creative company that continues to grow in the 21st century.” To achieve such management policy, Kyocera seeks to improve the profitability of its component and equipment businesses, and is working to rapidly attain a pre-tax income ratio of 15% or more on a group-wide basis. Toward this goal, Kyocera will strive to achieve its financial forecasts set for the year ending March 31, 2007 (fiscal 2007) and to further strengthen its business foundation.

The following outlines specific measures being undertaken to accomplish these goals.

(1) Further strengthen “amoeba” management system

Kyocera’s “amoeba” management system offers a unique competitive advantage over rival companies, and as such, Kyocera aims to further strengthen such management system. Since Kyocera Corporation was founded, this system has been a driving force for growth of Kyocera. Kyocera will further seek to thoroughly implement such management system and invigorate competencies in its development, manufacturing, sales and marketing departments, which in turn will boost the ability to achieve objectives. In particular, Kyocera is working to strengthen its capabilities in manufacturing, which is the profit center of Kyocera.

(2) Translate results of strategic investment and structural reform into improved performance

Kyocera aims to ensure that strategic investment during the year ended March 31, 2006 (fiscal 2006) will translate into improved performance in fiscal 2007 and beyond. Concrete initiatives include launching new businesses and improving profitability in the components business, especially the Fine Ceramic Parts Group (ceramic parts for LCD fabrication equipment), the Semiconductor Parts Group (ceramic packages and organic packages) and the Applied Ceramic Products Group (solar energy products and cutting tools).

Kyocera also expects structural reforms implemented in fiscal 2006 to lead to improved sales and profit.

(3) Promote commercialization of strategic businesses from a medium term perspective

Kyocera will promote the commercialization of new businesses that will be key growth drivers for Kyocera in the medium term. In addition to pursuing business expansion in prospective markets including ceramic parts for diesel engines, Kyocera aims to realize practical application of next-generation solar cells and solid oxide fuel cells (SOFCs), and to make these businesses contribute to our business performance as quickly as possible.

Basic Profit Distribution Policy

Historically, Kyocera has set dividend amounts with the policy of maintaining stable payment of dividends. In order to implement its policy of giving more weight to the interests of shareholders, however, Kyocera decided, commencing with the year end dividend relating to the year ended March 31, 2005 (fiscal 2005), to change this policy to establish a greater linkage between dividend amounts and Kyocera’s performance. In particular, Kyocera will determine dividend amounts based on an overall assessment that will take into consideration capital expenditures necessary for the further development of Kyocera from a medium to long-term perspective, while also aiming for a payout ratio of approximately 20 to 25% on a consolidated basis.

Based on this policy, Kyocera plans to distribute the year-end dividend in the amount of ¥50 per share for fiscal 2006. As a result, when aggregated with the interim dividend in the amount of ¥50 per share, which has been already paid, the total amount of dividends per share through fiscal 2006 will be ¥100 per share. Accordingly, the dividend payout ratio will be 26.9%.

Policy Encouraging Individual Share Ownership

In February 1997, to make share transactions easier for individuals, Kyocera Corporation revised the number of shares in a minimum trading unit, reducing it from 1,000 to 100 shares. These efforts have proven highly rewarding as the number of stockholders in Kyocera Corporation continues to rise. At present, Kyocera Corporation has secured sufficient liquidity in its shares and so has no further plans to reduce the size of trading units.

Business Results and Financial Condition

1. Business Results for the Year Ended March 31, 2006

(1) Economic Situation and Business Environment

The Japanese economy continued to expand steadily during fiscal 2006 on the back of improved corporate earnings, increased capital investment and robust personal consumption. As to the world economy, the U.S. economy continued to grow through healthy expansion in personal consumption, while in Europe an increase in exports and production actively helped the economy towards a moderate recovery track. The Chinese economy maintained high growth as exports increased due to expanded production of electronic equipment and strong capital investment in the private sector. Other economies in Asia also expanded steadily on the whole.

In the first quarter of fiscal 2006, the business environment was severe in the electronics industry, which is a key market for Kyocera. Recovery in demand was moderate, while components prices declined significantly. Nonetheless, the environment made an about-turn since last summer. Not only has production of core digital consumer products such as mobile phone handsets, PCs and digital home appliances expanded remarkably, but demand for related electronic components also maintained an upward trend until the end of the fourth quarter of fiscal 2006.

(2) Management Initiatives

1)	In May 2005, Kyocera decided to outsource the manufacture of mobile phone handsets of Kyocera Wireless Corp. (KWC), a U.S. subsidiary, and to sell KWC’s manufacturing equipment and inventories to Flextronics International Ltd., a leading provider of electronics manufacturing services. The production transfer was completed in September 2005. Through this outsourcing, KWC has realized a major reduction in manufacturing costs, thereby driving a significant improvement in profitability in the second half of fiscal 2006 compared with the first half of fiscal 2006.

2)	In June 2005, Kyocera entered into a purchase agreement with IBM Japan, Ltd. to purchase the land, building and other assets of the Yasu Office (Yasu City, Shiga Prefecture) owned by IBM Japan, Ltd. The transfer took place in August 2005. Kyocera intends to make the most effective use of the acquired assets to provide meaningful enhancement to the future business of Kyocera.

3)	Kyocera accepted a tender bid by Square Enix Co., Ltd. for shares of Taito Corporation, an affiliate engaged in the entertainment business, and sold its entire holding of shares of Taito Corporation (133,260 shares or 36.02% of outstanding shares) in September, 2005. The gain on sale of shares of Taito Corporation was ¥6,931 million.

4)	In November 2005, Kyocera established a Corporate Social Responsibility (CSR) Committee to deliberate upon and decide policy and material matters with regard to CSR, and a Corporate CSR Division to execute these policies and material matters determined by the CSR Committee throughout Kyocera in order to broadly strengthen its CSR activities. Kyocera aims to generate sustainable growth by contributing to the healthy development of society through coordinated activities in Japan and overseas that take into consideration both Japanese and overseas trends in CSR.

5)	In March, 2006, Kyocera discontinued the use of the titles of Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Operating Officer (COO) under its executive officer system, and shifted to a new management system in which a President and Executive Officer has total responsibility for executing group management and implementing management strategies and management policy. The aim of this change is to enhance the speed of decision-making in Kyocera. The new system has been in effect since April 1, 2006.

(3) Consolidated Financial Results

	(Yen in millions, except per share amounts and exchange rates)
	Years Ended March 31,		Increase (Decrease) %
	2006	2005
Net sales	1,181,489	1,180,655	0.1
Profit from operations	103,207	100,968	2.2
Income before income taxes	121,388	107,530	12.9
Net income	69,696	45,908	51.8
Diluted earnings per share	371.43	244.81	—
Average US$ exchange rate	113	108	—
Average Euro exchange rate	138	135	—

Overview of Performance for the Year Ended March 31, 2006

Consolidated net sales remained roughly the same as in fiscal 2005, while profits increased due to a substantial improvement in profits from the equipment business as a result of the positive effects of structural reforms.

In the component business, sales and profits in the Applied Ceramic Products Group increased considerably compared with the previous year due to expansion of sales of solar energy products and cutting tools. However, sales and profits in the Fine Ceramic Parts Group and the Electronic Device Group declined due to slumping component demand until the end of the first quarter of fiscal 2006 and to a substantial decline in component prices.

In the equipment business, sales in the Telecommunications Equipment Group and the Optical Equipment Group declined compared with fiscal 2005 due to continued structural reforms at KWC and the material downsizing of the camera equipment business. Despite this, there was a considerable improvement on a profit front as the positive effects of structural reforms in both of these business groups began to emerge, accompanied by and increased sales in Japan of new products in the Telecommunications Equipment Group, namely mobile phone handsets and PHS handsets.

The yen depreciated 5 yen against the U.S. dollar and 3 yen against the Euro compared with the average exchange rates in fiscal 2005. Accordingly, net sales and income before income taxes after translation into yen were pushed up by ¥32.2 billion and ¥8.0 billion, respectively, compared with fiscal 2005.

Besides, the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera Group’s holding shares in UFJ Holdings, Inc. were exchanged for shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Kyocera recognized a gain in the amount of ¥5,281million. Furthermore, a subsidiary of Kyocera recognized loss on devaluation of investment in an affiliate of ¥3,492 million in the fourth quarter of fiscal 2006.

(4) Consolidated Sales and Operating Profits by Reporting Segment

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease) %
	2006	2005
Fine Ceramic Parts Group	69,373	73,711	(5.9)
Semiconductor Parts Group	135,299	127,960	5.7
Applied Ceramic Products Group	117,555	93,879	25.2
Electronic Device Group	259,592	262,997	(1.3)
Total components business	581,819	558,547	4.2
Telecommunications Equipment Group	229,035	250,918	(8.7)
Information Equipment Group	249,381	241,145	3.4
Optical Equipment Group	14,947	35,776	(58.2)
Total equipment business	493,363	527,839	(6.5)
Others	124,974	118,040	5.9
Adjustments and eliminations	(18,667)	(23,771)	—

Net sales	1,181,489	1,180,655	0.1

Fine Ceramic Parts Group	11,014	11,535	(4.5)
Semiconductor Parts Group	17,742	17,550	1.1
Applied Ceramic Products Group	21,876	17,129	27.7
Electronic Device Group	27,170	35,406	(23.3)
Total components business	77,802	81,620	(4.7)
Telecommunications Equipment Group	(1,706)	(14,918)	—
Information Equipment Group	26,412	36,186	(27.0)
Optical Equipment Group	(5,774)	(15,387)	—
Total equipment business	18,932	5,881	221.9
Others	12,560	13,019	(3.5)

Operating profit	109,294	100,520	8.7
Corporate	13,358	8,683	53.8
Equity in losses of affiliates and unconsolidated subsidiaries	(1,216)	(1,678)	—
Adjustments and eliminations	(48)	5	—

Income before income taxes	121,388	107,530	12.9

Notes:

Kyocera previously classified its operations into four reporting segments: “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group” and “Others.” Kyocera changed its segmentation to clarify the nature of each of its operations and to rationalize its management structure more efficiently. Kyocera currently has the following eight reporting segments: “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group,” “Information Equipment Group,” “Optical Equipment Group” and “Others.” Consolidated results for the year ended March 31, 2005 have been retroactively reclassified accordingly.

1) Fine Ceramic Parts Group

Sales and operating profit in this segment decreased compared with fiscal 2005. Demand for ceramic parts used in semiconductor fabrication equipment was weaker than fiscal 2005, and sales of sapphire products for LCD projectors decreased by intensifying market competition with other materials.

2) Semiconductor Parts Group

Although demand for ceramic packages for digital consumer products such as mobile phone handsets and digital cameras declined in the first half of fiscal 2006, it recovered in the second half of fiscal 2006. Sales of organic packages for servers and digital consumer products increased. Operating profit was negatively impacted by an increase in depreciation costs in line with aggressive capital expenditures, including those to establish a new plant aimed at future business expansion. As a result, sales and operating profit in this segment increased compared with fiscal 2005.

3) Applied Ceramic Products Group

Both sales and operating profit in this segment increased significantly compared with fiscal 2005. Strong sales growth was recorded in the solar system business amid an expanding global market spurred by rising environmental awareness. Sales of cutting tools also grew due to healthy production activity in the automobile industry.

4) Electronic Device Group

Sales in this segment for fiscal 2006 declined slightly, and operating profit decreased compared with fiscal 2005. Although business environment in the first quarter of fiscal 2006 was stagnant, components demand for digital consumer products such as mobile handsets increased since last summer. However, this was insufficient to absorb a decline in sales and profits in the first half of fiscal 2006 because of slow sales of crystal related components for digital still cameras and mobile handsets and so on.

5) Telecommunications Equipment Group

Sales of mobile phone handsets decreased at KWC because it was in the process of executing structural reforms in the first half of fiscal 2006. In addition, sales of PHS-related products for the overseas market decreased. As a result, sales in this segment decreased compared with fiscal 2005. Nonetheless, operating loss was greatly reduced compared to fiscal 2005 due to increased sales of mobile phone handsets and PHS handsets in Japan combined with the positive effects of structural reforms at KWC.

6) Information Equipment Group

Sales in this segment increased compared with fiscal 2005 due to the introduction of a series of new machines and encouraged sales activities despite intensifying global competition and a severe market environment. Operating profit decreased compared with fiscal 2005, however, due to the impact of a decline in unit prices and increasing development costs for color printers and digital multifunction products equipped with solution functions.

7) Optical Equipment Group

Sales of camera equipment decreased in line with the execution of structural reforms. Operating loss in this segment, however, decreased considerably as a result of the positive effects of structural reforms.

8) Others

Kyocera Communication Systems Co., Ltd. (KCCS) posted solid sales growth due to an increase in sales by its telecommunications engineering business and to the contribution of a new subsidiary of KCCS, which was consolidated in fiscal 2005. Consequently, sales in this segment increased compared with fiscal 2005. Operating profit decreased slightly, however, due mainly to the impact of a decline in profits at Kyocera Chemical Corporation (KCC).

(5) Consolidated Orders and Production

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease) %
	2006	2005
Fine Ceramic Parts Group	70,039	74,026	(5.4)
Semiconductor Parts Group	142,827	124,193	15.0
Applied Ceramic Products Group	119,494	95,823	24.7
Electronic Device Group	269,329	265,628	1.4
Total components business	601,689	559,670	7.5
Telecommunications Equipment Group	235,022	223,365	5.2
Information Equipment Group	248,504	240,254	3.4
Optical Equipment Group	14,233	34,133	(58.3)
Total equipment business	497,759	497,752	0.0
Others	127,282	120,005	6.1
Adjustments and eliminations	(19,395)	(22,641)	—
Orders	1,207,335	1,154,786	4.6

Fine Ceramic Parts Group	68,630	74,063	(7.3)
Semiconductor Parts Group	136,757	127,908	6.9
Applied Ceramic Products Group	119,122	99,381	19.9
Electronic Device Group	257,558	268,950	(4.2)
Total components business	582,067	570,302	2.1
Telecommunications Equipment Group	224,687	248,144	(9.5)
Information Equipment Group	244,291	245,066	(0.3)
Optical Equipment Group	13,759	29,291	(53.0)
Total equipment business	482,737	522,501	(7.6)
Others	85,849	77,509	10.8
Production	1,150,653	1,170,312	(1.7)

(6) Consolidated Sales by Geographic Area

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease) %
	2006	2005
Japan	474,980	472,417	0.5
United States of America	253,696	248,333	2.2
Asia	198,731	203,848	(2.5)
Europe	184,351	175,850	4.8
Others	69,731	80,207	(13.1)
Net Sales	1,181,489	1,180,655	0.1

1) Japan

Sales increased compared with fiscal 2005 due to steady growth in sales of solar energy products, mobile phone handsets and PHS-related products in the Telecommunications Equipment Group, as well as telecommunications engineering and other businesses at KCCS.

2) USA

Although sales of the Telecommunications Equipment Group declined, sales of the Electronic Device Group, the solar energy business and the Information Equipment Group increased. Consequently, sales increased compared with fiscal 2005.

3) Asia

Sales decreased due to slumping sales of the Telecommunications Equipment Group, even though sales of solar energy products and cutting tools in the Applied Ceramic Products Group and of the Electronic Device Group grew.

4) Europe

Sales increased compared with fiscal 2005 due mainly to increased sales of solar energy products.

5) Others

Sales decreased compared with fiscal 2005 due to lower sales of the Telecommunications Equipment Group in Latin America.

2. Cash Flow

Cash and cash equivalents at the end of fiscal 2006 decreased by ¥9,783 million to ¥300,809 million compared with the end of fiscal 2005.

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease)
	2006	2005
Cash flow from operating activities	171,077	145,523	25,554
Cash flow from investing activities	(165,467)	(132,494)	(32,973)
Cash flow from financing activities	(23,289)	(67,344)	44,055
Effect of exchange rate changes on cash and cash equivalents	7,896	3,775	4,121
Net decrease in cash and cash equivalents	(9,783)	(50,540)	40,757
Cash and cash equivalents at beginning of year	310,592	361,132	(50,540)
Cash and cash equivalents at end of year	300,809	310,592	(9,783)

(1) Cash flow from operating activities

Net cash provided by operating activities in fiscal 2006 was ¥171,077 million. Cash flow from receivables decreased by ¥77,795 million compared with fiscal 2005, although due to an increase in cash flows from inventories and notes and accounts payable by ¥93,165 million compared with fiscal 2005, in addition, net income in fiscal 2006 increased by ¥23,788 million compared with fiscal 2005. As a result net cash provided by operating activities increased by ¥25,554 million compared with fiscal 2005 of ¥145,523 million.

(2) Cash flow from investing activities

Net cash used in investing activities in fiscal 2006 increased by ¥32,973 million to ¥165,467 million from net cash used in fiscal 2005 of ¥132,494 million. This was due to proceeds from sales of investment in an affiliate to ¥24,133 million, in addition decrease in payments for purchases of investments and advances by ¥11,634 million, on the other hand, an increase in payments for purchase of securities and payments for purchases of property, plant and equipment, and intangible assets, also deposit of negotiable certificate of deposits and time deposits increased by ¥74,409 million compared with fiscal 2005.

(3) Cash flow from financing activities

Net cash used in investing activities in fiscal 2006 decreased by ¥44,055 million to ¥23,289 million from fiscal 2005 of ¥67,344 million. This was due mainly to an increase in short-term debt.

<Cash Flows Indexes (Consolidated)>

	Years Ended March 31,
	2006	2005	2004	2003	2002
Stockholders’ equity to total assets	66.7%	67.3%	64.3%	61.4%	63.2%
Market capitalization to total assets	101.3%	82.2%	91.3%	66.5%	101.2%
Interest bearing debts per operating cash flows (years)	0.8	1.0	3.2	1.2	1.5
Operating cash flows per interest paid (ratio)	88.5	62.4	20.6	49.8	26.6

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

3. Capital Expenditures and Depreciation (Consolidated)

	Years Ended March 31,		Increase (Decrease) (%)
	2006	2005
Capital expenditures	90,271	63,176	42.9
(% to net sales)	7.6%	5.4%	—

Depreciation expenses	63,018	58,790	7.2
(% to net sales)	5.3%	5.0%	—

During fiscal 2006, Kyocera made aggressive capital expenditures in its organic packages business and solar energy business including the establishment of new production bases and the expansion of production capacity. Due mainly to these factors, capital expenditures for fiscal 2006 increased significantly compared with fiscal 2005.

4. Non-Consolidated Results for the Year Ended March 31, 2006

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease) (%)
	2006	2005
Net sales	477,379	493,271	(3.2)
Profit from operations	39,937	33,822	18.1
Recurring profit	68,182	66,434	2.6
Net income	68,712	34,327	100.2

5. Business Risk

Please see “Forward-Looking Statements” on page 16 for details of business risk.

Basic Outlook and Future Management and Business Strategies

1. Economic Situation and Business Environment for the Year Ending March 31, 2007

The economy in Japan is expected to continue expanding in fiscal 2007 due to continued improvement in corporate earnings. As for overseas economy, although the U.S., Asian and European economies are forecasted to grow steadily, there are concerns over the impact of crude oil price trends on material prices and world economies.

In the electronics industry, Kyocera projects an increase in demand for digital TVs and next-generation game consoles, and for mobile phone handsets in the BRICs (Brazil, Russia, India, China) markets, and therefore an increase in demand of components for these digital consumer products. In the semiconductor industry, Kyocera expects an increase in capital investment from equipment manufacturers and a generally favorable business environment in the electronics market in fiscal 2007.

2. Consolidated Forecasts for the Year Ending March 31, 2007

In light of the aforementioned outlook for the business environment, Kyocera forecasts year-on-year increases in both consolidated sales and profits on a basis for fiscal 2007.

	(Yen in millions, except per share amounts and exchange rate)
	Years Ending (Ended) March 31,		Increase (Decrease) %
	2007 (Forecast)	2006 (Results)
Net sales	1,230,000	1,181,489	4.1
Profit from operations	123,000	103,207	19.2
Income before income taxes	138,000	121,388	13.7
Net income	83,000	69,696	19.1
Diluted earnings per share	442.34	371.43	—
Average US$ exchange rate	108	113	—
Average Euro exchange rate	134	138	—

3. Consolidated Outlook and Future Business Strategies by Reporting Segment

	(Yen in millions)
	Years Ending (Ended) March 31,		Increase (Decrease) %
	2007 (Forecast)	2006 (Results)
Fine Ceramic Parts Group	71,000	69,373	2.3
Semiconductor Parts Group	145,000	135,299	7.2
Applied Ceramic Products Group	122,000	117,555	3.8
Electronic Device Group	263,000	259,592	1.3
Total components business	601,000	581,819	3.3
Telecommunications Equipment Group	245,000	229,035	7.0
Information Equipment Group	260,000	249,381	4.3
Optical Equipment Group	11,000	14,947	(26.4)
Total equipment business	516,000	493,363	4.6
Others	133,000	124,974	6.4
Adjustments and eliminations	(20,000)	(18,667)	—
Net sales	1,230,000	1,181,489	4.1

Fine Ceramic Parts Group	11,500	11,014	4.4
Semiconductor Parts Group	21,000	17,742	18.4
Applied Ceramic Products Group	21,500	21,876	(1.7)
Electronic Device Group	28,500	27,170	4.9
Total components business	82,500	77,802	6.0
Telecommunications Equipment Group	9,000	(1,706)	—
Information Equipment Group	28,500	26,412	7.9
Optical Equipment Group	0	(5,774)	—
Total equipment business	37,500	18,932	98.1
Others	14,000	12,560	11.5
Operating profit	134,000	109,294	22.6

Corporate	4,000	12,094	(66.9)
Income before income taxes	138,000	121,388	13.7

Kyocera aims to be “a creative company that continues to grow in the 21st century.” To this end, Kyocera intends to confidently seize opportunities for growth in each of its businesses under the expected favorable business conditions and to strengthen its business foundations with a view towards attaining a pre-tax income ratio of over 15%.

In the components business, Kyocera expects that strategic investments during the year will translate into improved performance from the next fiscal year onward. Specifically, Kyocera seeks to create sound business foundations in ceramic parts for LCD fabrication equipment, ceramic packages, organic packages, solar energy products and cutting tools aimed at improving profitability and driving future growth.

In the equipment business, Kyocera expects the positive effects of structural reforms implemented in during the year to emerge in the form of higher sales and profits. In the Telecommunications Equipment Group, Kyocera will increase sales through the timely launch of new products and by cultivating new markets. Efforts will be made to expand mobile phone handset sales and boost profitability at KWC. Elsewhere, Kyocera will work to expand market share of PHS handsets in Japan and to develop the PHS market overseas. In the Information Equipment Group, Kyocera will strengthen its lineup of models with color capability and solution functionality in order to expand sales.

4. Non-Consolidated Forecasts for the Year Ending March 31, 2007

	(Yen in millions)
	Years Ending (Ended) March 31,		Increase (Decrease) %
	2007 (Forecast)	2006 (Results)
Net sales	510,000	477,379	6.8
Profit from operations	44,000	39,937	10.2
Recurring profit	74,000	68,182	8.5
Net income	53,000	68,712	(22.9)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2006		2005		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥300,809		¥310,592		¥(9,783)
Short-term investments	87,942		34,938		53,004
Trade notes receivable	24,597		29,552		(4,955)
Trade accounts receivable	210,393		201,374		9,019
Short-term finance receivables	39,505		40,801		(1,296)
Less allowances for doubtful accounts and sales returns	(7,425)		(7,981)		556
Inventories	190,564		213,411		(22,847)
Deferred income taxes	40,411		38,659		1,752
Other current assets	33,872		34,229		(357)

Total current assets	920,668	47.7	895,575	51.3	25,093

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,355		30,623		(23,268)
Securities and other investments	553,377		430,437		122,940

Total investments and advances	560,732	29.0	461,060	26.4	99,672

Long-term finance receivables	80,970	4.2	66,427	3.8	14,543

Property, plant and equipment, at cost :
Land	58,286		55,210		3,076
Buildings	249,506		225,964		23,542
Machinery and equipment	697,383		656,780		40,603
Construction in progress	13,473		14,384		(911)
Less accumulated depreciation	(733,302)		(693,341)		(39,961)

	285,346	14.8	258,997	14.9	26,349

Goodwill	31,351	1.6	28,110	1.6	3,241
Intangible assets	31,227	1.6	15,847	0.9	15,380
Other assets	21,228	1.1	19,503	1.1	1,725

Total non-current assets	1,010,854	52.3	849,944	48.7	160,910

Total assets	¥1,931,522	100.0	¥1,745,519	100.0	¥186,003

	Yen in millions
	March 31,
	2006		2005		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥90,865		¥66,556		¥24,309
Current portion of long-term debt	16,347		44,051		(27,704)
Trade notes and accounts payable	103,503		86,872		16,631
Other notes and accounts payable	51,997		34,690		17,307
Accrued payroll and bonus	37,998		34,821		3,177
Accrued income taxes	27,658		31,180		(3,522)
Other accrued expenses	31,414		28,849		2,565
Other current liabilities	18,841		17,338		1,503

Total current liabilities	378,623	19.6	344,357	19.7	34,266

Non-current liabilities :
Long-term debt	33,360		33,557		(197)
Accrued pension and severance costs	27,092		31,166		(4,074)
Deferred income taxes	125,686		96,345		29,341
Other non-current liabilities	12,742		4,761		7,981

Total non-current liabilities	198,880	10.3	165,829	9.5	33,051

Total liabilities	577,503	29.9	510,186	29.2	67,317

Minority interests in subsidiaries	64,942	3.4	60,482	3.5	4,460

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	161,994		162,061		(67)
Retained earnings	967,576		916,628		50,948
Accumulated other comprehensive income	72,947		11,839		61,108
Treasury stock, at cost	(29,143)		(31,380)		2,237

Total stockholders’ equity	1,289,077	66.7	1,174,851	67.3	114,226

Total liabilities, minority interests and stockholders’ equity	¥1,931,522	100.0	¥1,745,519	100.0	¥186,003

Note : Accumulated other comprehensive income is as follows:

	Yen in millions
	March 31,
	2006	2005
Net unrealized gains on securities	¥82,649	¥42,461
Net unrealized losses on derivative financial instruments	¥(75)	¥(27)
Minimum pension liability adjustments	¥(2,057)	¥(1,629)
Foreign currency translation adjustments	¥(7,570)	¥(28,966)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions and shares in thousands, except per share amounts
	Years ended March 31,				Increase (Decrease)
	2006		2005
	Amount	%	Amount	%	Amount	%
Net sales	¥1,181,489	100.0	¥1,180,655	100.0	¥834	0.1
Cost of sales	838,295	71.0	855,067	72.4	(16,772)	(2.0)

Gross profit	343,194	29.0	325,588	27.6	17,606	5.4
Selling, general and administrative expenses	239,987	20.3	224,620	19.0	15,367	6.8

Profit from operations	103,207	8.7	100,968	8.6	2,239	2.2
Other income (expenses) :
Interest and dividend income	8,968	0.8	6,396	0.5	2,572	40.2
Interest expense	(1,301)	(0.1)	(1,275)	(0.1)	(26)	—
Foreign currency transaction (losses) gains, net	(316)	(0.0)	2,618	0.2	(2,934)	—
Equity in losses of affiliates and unconsolidated subsidiaries	(1,216)	(0.1)	(1,678)	(0.1)	462	—
Gain on sale of investment in an affiliate	6,931	0.6	—	—	6,931	—
Gains on exchange for the shares	5,294	0.4	—	—	5,294	—
Loss on devaluation of investment in an affiliate	(3,492)	(0.3)	—	—	(3,492)	—
Other, net	3,313	0.3	501	0.0	2,812	561.3

Total other income (expenses)	18,181	1.6	6,562	0.5	11,619	177.1

Income before income taxes and minority interests	121,388	10.3	107,530	9.1	13,858	12.9
Income taxes	47,303	4.0	58,480	4.9	(11,177)	(19.1)

Income before minority interests	74,085	6.3	49,050	4.2	25,035	51.0
Minority interests	(4,389)	(0.4)	(3,142)	(0.3)	(1,247)	—

Net income	¥69,696	5.9	¥45,908	3.9	¥23,788	51.8

Earnings per share:
Net income:
Basic	¥371.68		¥244.86
Diluted	¥371.43		¥244.81
Weighted average number of shares of common stock outstanding :
Basic	187,514		187,489
Diluted	187,640		187,528

Notes:

1.	Kyocera applies Statement of Financial Accounting Standards No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for years ended March 31, 2006 and 2005 was an increase of 130,804 million yen and 35,701 million yen, respectively.
2.	Earnings per share amounts were computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.” Under Statement of Financial Accounting Standards No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.
3.	On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on tax on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau's judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was less than appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. Based on this notice of tax assessment, Kyocera Corporation recorded 12,748 million yen in income taxes for years ended March 31, 2005 as tax expenses of previous years.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2004 (187,484)	¥115,703	¥162,091	¥881,969	¥22,046	¥(31,356)

Net income for the year			45,908			¥45,908
Other comprehensive income				(10,207)		(10,207)

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)

Net income for the year			69,696			¥69,696
Other comprehensive income				61,108		61,108

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Years ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	¥69,696	¥45,908
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	73,186	65,909
Write-down of inventories	8,446	10,405
Gain on sale of investment in an affiliate	(6,931)	—
Gains on exchange for the shares	(5,294)	—
Minority interests	4,389	3,142
Loss on devaluation of investment in an affiliate	3,492	—
(Increase) decrease in receivables	(9,237)	68,558
Decrease (increase) in inventories	21,263	(25,598)
Increase (decrease) in notes and accounts payable	14,390	(31,914)
Other, net	(2,323)	9,113

Net cash provided by operating activities	171,077	145,523

Cash flows from investing activities :
Payments for purchases of securities	(109,289)	(92,087)
Payments for purchases of investments and advances	(224)	(11,858)
Sales and maturities of securities	52,430	49,674
Proceeds from sales of investment in an affiliate	24,133	—
Payments for purchases of property, plant and equipment, and intangible assets	(102,025)	(64,201)
Proceeds from sales of property, plant and equipment, and intangible assets	3,350	2,920
Acquisitions of businesses, net of cash acquired	3	(2,794)
Acquisitions of minority interests	(3,575)	(5)
Deposit of negotiable certificate of deposits and time deposits	(132,286)	(112,903)
Withdrawal of negotiable certificate of deposits and time deposits	100,923	95,220
Other, net	1,093	3,540

Net cash used in investing activities	(165,467)	(132,494)

Cash flows from financing activities :
Increase (decrease) in short-term debt	23,363	(18,490)
Proceeds from issuance of long-term debt	19,876	21,077
Payments of long-term debt	(48,458)	(58,720)
Dividends paid	(20,473)	(12,614)
Net sales (purchases) of treasury stock	2,169	(28)
Other, net	234	1,431

Net cash used in financing activities	(23,289)	(67,344)

Effect of exchange rate changes on cash and cash equivalents	7,896	3,775

Net decrease in cash and cash equivalents	(9,783)	(50,540)
Cash and cash equivalents at beginning of year	310,592	361,132

Cash and cash equivalents at end of year	¥300,809	¥310,592

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Years ended March 31,
	2006	2005
Cash paid during the year for :
Interest	¥1,933	¥2,331
Income taxes	53,037	40,055

Acquisitions of businesses :
Fair value of assets acquired	¥65	¥8,478
Fair value of liabilities assumed	(45)	(2,683)
Minority interests	(8)	(2,440)
Cash acquired	(15)	(561)

	¥(3)	¥2,794

SEGMENT INFORMATION

1. Reporting segments:

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2006	2005
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥69,373	¥73,711	¥(4,338)	(5.9)
Semiconductor Parts Group	135,299	127,960	7,339	5.7
Applied Ceramic Products Group	117,555	93,879	23,676	25.2
Electronic Device Group	259,592	262,997	(3,405)	(1.3)
Telecommunications Equipment Group	229,035	250,918	(21,883)	(8.7)
Information Equipment Group	249,381	241,145	8,236	3.4
Optical Equipment Group	14,947	35,776	(20,829)	(58.2)
Others	124,974	118,040	6,934	5.9
Adjustments and eliminations	(18,667)	(23,771)	5,104	—

	¥1,181,489	¥1,180,655	¥834	0.1

Operating profit :
Fine Ceramic Parts Group	¥11,014	¥11,535	¥(521)	(4.5)
Semiconductor Parts Group	17,742	17,550	192	1.1
Applied Ceramic Products Group	21,876	17,129	4,747	27.7
Electronic Device Group	27,170	35,406	(8,236)	(23.3)
Telecommunications Equipment Group	(1,706)	(14,918)	13,212	—
Information Equipment Group	26,412	36,186	(9,774)	(27.0)
Optical Equipment Group	(5,774)	(15,387)	9,613	—
Others	12,560	13,019	(459)	(3.5)

	109,294	100,520	8,774	8.7

Corporate	13,358	8,683	4,675	53.8
Equity in losses of affiliates and unconsolidated subsidiaries	(1,216)	(1,678)	462	—
Adjustments and eliminations	(48)	5	(53)	—

Income before income taxes	¥121,388	¥107,530	¥13,858	12.9

Segment assets :
Fine Ceramic Parts Group	¥43,822	¥43,414	¥408	0.9
Semiconductor Parts Group	103,302	79,711	23,591	29.6
Applied Ceramic Products Group	112,422	85,595	26,827	31.3
Electronic Device Group	383,150	357,797	25,353	7.1
Telecommunications Equipment Group	87,343	98,877	(11,534)	(11.7)
Information Equipment Group	185,362	178,596	6,766	3.8
Optical Equipment Group	16,211	31,338	(15,127)	(48.3)
Others	241,142	216,178	24,964	11.5

	1,172,754	1,091,506	81,248	7.4

Corporate	817,857	684,970	132,887	19.4
Investments in and advances to affiliates and unconsolidated subsidiaries	7,355	30,623	(23,268)	(76.0)
Adjustments and eliminations	(66,444)	(61,580)	(4,864)	—

Total assets	¥1,931,522	¥1,745,519	¥186,003	10.7

Depreciation and amortization :
Fine Ceramic Parts Group	¥4,126	¥4,320	¥(194)	(4.5)
Semiconductor Parts Group	10,623	8,922	1,701	19.1
Applied Ceramic Products Group	7,167	4,645	2,522	54.3
Electronic Device Group	21,202	21,723	(521)	(2.4)
Telecommunications Equipment Group	8,692	8,101	591	7.3
Information Equipment Group	12,641	8,953	3,688	41.2
Optical Equipment Group	1,635	2,909	(1,274)	(43.8)
Others	3,794	4,070	(276)	(6.8)
Corporate	3,306	2,266	1,040	45.9

Total	¥73,186	¥65,909	¥7,277	11.0

Capital expenditures :
Fine Ceramic Parts Group	¥4,182	¥4,394	¥(212)	(4.8)
Semiconductor Parts Group	24,136	7,111	17,025	239.4
Applied Ceramic Products Group	14,545	7,584	6,961	91.8
Electronic Device Group	21,562	19,453	2,109	10.8
Telecommunications Equipment Group	2,639	5,170	(2,531)	(49.0)
Information Equipment Group	12,389	11,751	638	5.4
Optical Equipment Group	199	2,248	(2,049)	(91.1)
Others	6,576	2,279	4,297	188.5
Corporate	4,043	3,186	857	26.9

Total	¥90,271	¥63,176	¥27,095	42.9

2. Geographic segments (Sales and operating profit by geographic area):

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2006	2005
	Amount	Amount	Amount	%
Net sales:
Japan	¥505,703	¥525,432	¥(19,729)	(3.8)
Intra-group sales and transfer between geographic areas	327,786	314,149	13,637	4.3

	833,489	839,581	(6,092)	(0.7)

United States of America	288,746	307,490	(18,744)	(6.1)
Intra-group sales and transfer between geographic areas	26,246	25,299	947	3.7

	314,992	332,789	(17,797)	(5.3)

Asia	171,015	147,654	23,361	15.8
Intra-group sales and transfer between geographic areas	125,586	118,877	6,709	5.6

	296,601	266,531	30,070	11.3

Europe	189,750	180,604	9,146	5.1
Intra-group sales and transfer between geographic areas	33,764	30,475	3,289	10.8

	223,514	211,079	12,435	5.9

Others	26,275	19,475	6,800	34.9
Intra-group sales and transfer between geographic areas	8,274	7,559	715	9.5

	34,549	27,034	7,515	27.8

Adjustments and eliminations	(521,656)	(496,359)	(25,297)	—

	¥1,181,489	¥1,180,655	¥834	0.1

Operating profit:
Japan	¥82,856	¥91,760	¥(8,904)	(9.7)
United States of America	3,317	2,091	1,226	58.6
Asia	14,880	13,055	1,825	14.0
Europe	4,748	(1,482)	6,230	—
Others	757	1,245	(488)	(39.2)

	106,558	106,669	(111)	(0.1)
Adjustments and eliminations	2,688	(6,144)	8,832	—

	109,246	100,525	8,721	8.7
Corporate	13,358	8,683	4,675	53.8
Equity in losses of affiliates and unconsolidated subsidiaries	(1,216)	(1,678)	462	—

Income before income taxes	¥121,388	¥107,530	¥13,858	12.9

3. Geographic segments (Sales by region):

	Yen in millions
	Years ended March 31,				Increase (Decrease)
	2006		2005
	Amount	%	Amount	%	Amount	%
Japan	¥474,980	40.2	¥472,417	40.0	¥2,563	0.5
United States of America	253,696	21.5	248,333	21.0	5,363	2.2
Asia	198,731	16.8	203,848	17.3	(5,117)	(2.5)
Europe	184,351	15.6	175,850	14.9	8,501	4.8
Others	69,731	5.9	80,207	6.8	(10,476)	(13.1)

Net sales	¥1,181,489	100.0	¥1,180,655	100.0	¥834	0.1

Sales outside Japan	¥706,509		¥708,238		¥(1,729)	(0.2)
Sales outside Japan ratio to net sales	59.8%		60.0%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities at March 31, 2006 and 2005, included in short-term investments (current assets) and securities and other investments (non-current assets) are summarized as follows:

	Yen in millions
	March 31,
	2006				2005
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥3,645	¥3,808	¥183	¥20	¥2,024	¥2,029	¥13	¥8
Other debt securities	133,858	132,760	29	1,127	73,886	73,773	199	312
Equity securities	275,076	415,950	141,007	133	272,006	343,208	71,448	246

Total available-for-sale securities	412,579	552,518	141,219	1,280	347,916	419,010	71,660	566

Held-to-maturity securities :
Other debt securities	34,398	34,026	—	372	22,900	22,545	—	355

Total held-to-maturity securities	34,398	34,026	—	372	22,900	22,545	—	355

Total investments in debt and equity securities	¥446,977	¥586,544	¥141,219	¥1,652	¥370,816	¥441,555	¥71,660	¥921

Note:	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1.	Scope of consolidation and application of the equity method:

Major consolidated subsidiaries:
AVX CORPORATION
KYOCERA WIRELESS CORPORATION
KYOCERA MITA CORPORATION
KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method:
WILLCOM, INC.

2.	Changes in scope of consolidation and application of the equity method:

Consolidation
(Increase)	5	KYOCERA KOREA CO., LTD. and others
(Decrease)	2	KYOCERA CHEMICAL TAIWAN CO., LTD. and another
Equity method
(Increase)	2
(Decrease)	4	TAITO CORPORATION and others

3.	Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower cost of market, the cost being determined by the average method. All other inventories are mainly stated at the lower cost of market, the cost being determined by the first-in, first-out method.

(2)	Valuation of securities

Kyocera adopts Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sales securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

(3)	Depreciation method of Property, Plant and Equipment

Depreciation is computed at rates based on the estimated useful lives of assets mainly using the declining balance method.

(4)	Goodwill and other intangible assets

Kyocera adopts Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually.

Intangible assets with definite useful lives are amortized over their respective estimated useful lives.

(5)	Accounting for allowance and accruals

Allowance for doubtful accounts:

Kyocera provided based on the past actual ratio of losses on bad debt in addition to estimation of uncollectible amount based on the analysis of certain individual receivables.

Accrued pension and severance cost:

Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”,

pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

Kyocera Corporation

The non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the results for the year: April 27, 2006

Date of the general meeting of shareholders: June 23, 2006

1. Results for the year ended March 31, 2006:

(1) Results of operations:

	Years ended March 31,
	2006	2005
Net sales	¥477,379 million	¥493,271 million
% change from the previous year	(3.2)%	(0.2)%
Profit from operations	39,937 million	33,822 million
% change from the previous year	18.1%	(18.0)%
Recurring profit	68,182 million	66,434 million
% change from the previous year	2.6%	7.5%
Net income	68,712 million	34,327 million
% change from the previous year	100.2%	(43.4)%

Earnings per share:
Basic	¥366.07	¥182.77
Diluted	¥365.83	¥182.73

Return on equity	6.3%	3.3%
Recurring profit to total assets	5.2%	5.4%
Recurring profit to net sales	14.3%	13.5%

Notes:

1. Average number of common stock outstanding during the year

Year ended March 31, 2006:	187,513,918 shares
Year ended March 31, 2005:	187,488,658 shares

2. Change in accounting policies: None except for the adoption of new accounting standard described in page 37.

(2) Dividend information:

	Years ended March 31,
	2006	2005
Year-end dividends per share	¥50.00	¥50.00
Interim dividends per share	50.00	30.00
Annual dividends per share	100.00	80.00
Annual aggregate amount of dividends paid	18,760 million	14,999 million
Dividends to net income	27.3%	43.8%
Dividends to stockholders’ equity	1.7%	1.4%

(3) Financial Position:

	March 31,
	2006	2005
Total assets	¥1,389,396 million	¥1,232,069 million
Stockholders’ equity	1,132,261 million	1,036,744 million

Stockholders’ equity to total assets	81.5%	84.1%

Stockholders’ equity per share	¥6,030.17	¥5,529.54
Notes: Total number of shares outstanding as of:

March 31, 2006	187,754,750 shares
March 31, 2005	187,481,084 shares

Total number of treasury stock as of:

March 31, 2006	3,554,540 shares
March 31, 2005	3,828,206 shares

2. Forecast for the year ending March 31, 2007:

Year ending March 31, 2007
Net sales	¥510,000 million
Recurring profit	74,000 million
Net income	53,000 million
Annual dividends per share	¥100.00

Note: Forecast of earnings per share: ¥ 282.28

With regard to the forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 16.

BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2006		2005
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥136,870		¥154,347		¥(17,477)
Trade notes receivable	43,325		40,249		3,076
Trade accounts receivable	90,073		90,666		(593)
Marketable securities	19,331		12,606		6,725
Finished goods and merchandise	17,588		15,483		2,105
Raw materials	14,152		21,663		(7,511)
Work in process	17,104		20,217		(3,113)
Supplies	751		625		126
Advanced payments	2,967		676		2,291
Deferred income taxes	15,375		12,525		2,850
Short-term loans to subsidiaries	1,316		3,766		(2,450)
Other accounts receivable	9,012		5,413		3,599
Other current assets	434		328		106
Allowances for doubtful accounts	(142)		(139)		(3)

Total current assets	368,156	26.5	378,425	30.7	(10,269)

Fixed assets:
Tangible fixed assets:
Buildings	36,978		33,378		3,600
Structures	2,268		2,131		137
Machinery and equipment	44,113		36,706		7,407
Vehicles	25		27		(2)
Tools, furniture and fixtures	7,477		7,652		(175)
Land	33,323		32,277		1,046
Construction in progress	4,533		1,958		2,575

Total tangible fixed assets	128,717	9.3	114,129	9.3	14,588

Intangible assets:
Patent rights and others	14,298		2,192		12,106

Total intangible assets	14,298	1.0	2,192	0.2	12,106

Investments and other assets:
Investments in securities	536,019		407,221		128,798
Investments in subsidiaries and affiliates	278,817		284,996		(6,179)
Investments in subsidiaries and affiliates
other than equity securities	27,033		23,254		3,779
Long-term loans to subsidiaries	30,428		19,744		10,684
Bankruptcy and Rehabilitation claims	256		5,336		(5,080)
Long-term prepaid expenses	3,785		5,035		(1,250)
Security deposits	1,918		2,173		(255)
Other investments	336		364		(28)
Allowances for doubtful accounts	(367)		(4,850)		4,483
Allowances for impairment loss on securities	—		(5,950)		5,950

Total investments and other assets	878,225	63.2	737,323	59.8	140,902

Total fixed assets	1,021,240	73.5	853,644	69.3	167,596

Total assets	¥1,389,396	100.0	¥1,232,069	100.0	¥157,327

	Yen in millions
	March 31,
	2006		2005		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥49,570		¥42,602		¥6,968
Other payables	29,659		13,737		15,922
Accrued expenses	7,610		6,165		1,445
Income taxes payables	14,200		13,800		400
Advance received	340		109		231
Deposits received	2,315		2,845		(530)
Unearned income	4		3		1
Accrued bonuses	10,109		9,215		894
Provision for warranties	521		493		28
Provision for sales returns	163		232		(69)
Other current liabilities	369		568		(199)

Total current liabilities	114,860	8.3	89,769	7.3	25,091

Non-current liabilities :
Long-term debt	5,309		—		5,309
Deferred income taxes	118,557		83,376		35,181
Accrued pension and severance costs	17,236		20,789		(3,553)
Directors’ retirement allowance	889		1,078		(189)
Other non-current liabilities	284		313		(29)

Total non-current liabilities	142,275	10.2	105,556	8.6	36,719

Total liabilities	257,135	18.5	195,325	15.9	61,810

Stockholder’s equity
Common stock	115,703	8.3	115,703	9.4	—
Additional paid-in capital	192,555	13.9	192,555	15.6	—

Retained earnings:
Legal reserves	17,207	1.2	17,207	1.4	—
General reserves	558,721	40.2	541,139	43.9	17,582
Reserve for special depreciation	1,584		2,003		(419)
Reserve for research and development	1,000		1,000		—
Reserve for dividends	1,000		1,000		—
Reserve for retirement benefits	300		300		—
Reserve for overseas investments	1,000		1,000		—
Other general reserve	553,837		535,836		18,001
Unappropriated retained earnings	69,245	5.0	36,990	3.0	32,255

Total retained earnings	645,173	46.4	595,336	48.3	49,837

Net unrealized gain on other securities	207,973	15.0	164,530	13.3	43,443

Treasury stock, at cost	(29,143)	(2.1)	(31,380)	(2.5)	2,237

Total stockholders’ equity	1,132,261	(81.5)	1,036,744	(84.1)	95,517

Total liabilities and stockholders’ equity	¥1,389,396	100.0	¥1,232,069	100.0	¥157,327

STATEMENTS OF INCOME

	Yen in millions
	Years ended March 31,
	2006		2005		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥477,379	100.0	¥493,271	100.0	¥(15,892)	(3.2)
Cost of sales	367,835	77.1	390,348	79.1	(22,513)	(5.8)

Gross profit	109,544	22.9	102,923	20.9	6,621	6.4
Selling, general and administrative expenses	69,607	14.5	69,101	14.0	506	0.7

Profit from operations	39,937	8.4	33,822	6.9	6,115	18.1

Non-operating income :
Interest and dividend income	26,441	5.5	28,083	5.7	(1,642)	(5.8)
Foreign currency transaction gains, net	437	0.1	1,445	0.3	(1,008)	(69.8)
Other non-operating income	6,652	1.4	8,510	1.7	(1,858)	(21.8)

Total non-operating income	33,530	7.0	38,038	7.7	(4,508)	(11.9)

Non-operating expenses :
Interest expense	14	0.0	15	0.0	(1)	(8.0)
Loss on disposal of inventories	2,779	0.6	3,863	0.8	(1,084)	(28.1)
Loss on long-term purchase commitment	1,240	0.2	—	—	1,240	—
Compensation expense for defective goods	—	—	696	0.1	(696)	—
Other non-operating expenses	1,252	0.3	852	0.2	400	47.1

Total non-operating expenses	5,285	1.1	5,426	1.1	(141)	(2.6)

Recurring profit	68,182	14.3	66,434	13.5	1,748	2.6

Non-recurring gain	28,889	6.1	2,187	0.4	26,702	—
Non-recurring loss	5,992	1.3	12,738	2.6	(6,746)	(53.0)

Income before income taxes	91,079	19.1	55,883	11.3	35,196	63.0
Income taxes – current	20,233	4.2	9,320	1.9	10,913	117.1
Income taxes – previous years	—	—	12,748	2.5	(12,748)	—
Income taxes – deferred	2,134	0.5	(512)	(0.1)	2,646	—

Net income	68,712	14.4	34,327	7.0	34,385	100.2

Unappropriated retained earnings brought forward from the previous year	9,974		8,293
Net realized loss on treasury stock, at cost	67		5
Interim dividends	9,374		5,625

Unappropriated retained earnings at the end of the year	¥69,245		¥36,990

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2006	2005
Unappropriated retained earnings	¥69,245	¥36,990	¥32,255
Reversal of reserves:
Reversal of reserve for special depreciation	595	740	(145)

Total	69,840	37,730	32,110

To be appropriated as follows:
Dividends (50 yen per share)	9,387	9,374	13
Directors’ bonuses (Note)	68	60	8
Reserve for special depreciation	623	322	301
Other general reserve	50,000	18,000	32,000

Unappropriated retained earnings carried forward to the next year	¥9,762	¥9,974	¥(212)

Note:

1.	Corporate auditors’ bonuses of 6 million yen and 5 million yen are included in directors’ bonuses in the years ended March 31, 2006 and 2005, respectively.
2.	The appropriation of retained earnings for the year ended March 31, 2005 was approved at the shareholders’ meeting held on June 28, 2005. The proposed appropriation of retained earnings for the year ended March 31, 2006 is subject to the approval at the shareholders’ meeting scheduled to be held on June 23, 2006.

1. Summary of significant accounting policies:

(1) Securities:

Held-to-maturity securities:	Amortized cost method
Investments in subsidiaries and affiliates:	Cost determined by the moving average method
Other securities
Marketable:	Based on market price of the balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable:	Cost determined by the moving average method

(2)	Derivatives instruments: Mark-to-market method

(3)	Inventories:

Finished good, merchandise and work in process:

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies:

Raw materials and supplies, except those for telecommunications equipment, are valued at cost, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

(4)	Depreciation of fixed assets:

Tangible fixed assets:

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.
The principal estimated useful lives are as follows:
Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets and long-term prepaid expenses:

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5)	Accounting for allowances and accruals:

Allowances for doubtful accounts:

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Allowances for impairment losses on investments:

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses:

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipments.

Allowances for sales return

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

Accrued pension and severance costs:

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

Retirement allowance for Directors and Corporate Auditors

Retirement allowances for Directors and Corporate Auditors are provided at an estimated amount in accordance with Kyocera Corporation’s internal regulation.

(6)	Lease transactions:

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(7)	Consumption taxes:

The consumption taxes withheld upon sale and the consumption taxes paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

2. New Accounting Standard

(1)	Accounting policy for the impairment of fixed assets

The accounting standard for an impairment of tangible and intangible fixed assets was effective for the years beginning on or after April 1, 2005. As a result of adopting the new accounting standard there was no impact on the non-consolidated result of operation and financial condition.

3. Reclassification

(1)	As the amount of compensation expense for defective goods for the year ended March 31, 2006 was below 10 percent of total non-operating expenses, it was included in the other non-operating expenses on the Statement of Income. For reference, compensation expense for defective goods for the year ended March 31, 2006 was 362 million yen.

Notes to the balance sheets:

	Yen in millions
	March 31,
	2006	2005
(1) Accumulated depreciation of tangible fixed assets	¥311,516	¥308,347

(2) Assets pledged as collateral

Investments in WILLCOM, INC.	¥17,812	¥17,812
Corresponding liability
WILLCOM, INC.’s long-term debt from financial institutions *	¥113,752	¥166,815

* All capital investors of WILLCOM INC. pledge their investment in equity security as collateral for this long-term debt.

(3) Guarantees:

Guarantee in the form of commitment	¥1,198	¥1,390
Guarantee in the form of letters of awareness	¥6,407	¥6,976

Notes to the statements of income:

(1) Major items in non-recurring gain and loss:

	Yen in millions
	Years ended March 31,
	2006	2005
1) Non-recurring gain:

Gain on sale of investment in an affiliate	¥17,593	—
Reversal of allowance for loss on investment in a subsidiary	¥5,950	—
Reversal of allowance for doubtful accounts for a subsidiary	¥4,505	—
Gain on disposal of tangible fixed assets	¥779	¥170
Gain on sale of investment in securities	¥30	—
Liquidation gain for investments in securities	¥8	¥1,994

2) Non-recurring loss:

Loss on devaluation of investment in a subsidiary	¥4,437	¥4,141
Loss on disposal of tangible fixed assets	¥1,189	¥1,222
Loss on devaluation of investment in securities	¥282	¥2,817
Loss on devaluation of investment in securities Loss on transfer of investment in securities	¥67	—
Allowance for doubtful accounts for a subsidiary	—	¥4,503

(2) Depreciation and amortization:

	Yen in millions
	Years ended March 31,
	2006	2005
Tangible fixed assets	¥24,328	¥23,987
Intangible assets	¥2,079	¥1,438

Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Yen in millions
	March 31, 2006
	Carrying amount	Market value	Increase (Decrease)
Investment in subsidiary	¥65,904	¥251,093	¥185,189

	Yen in millions
	March 31, 2005
	Carrying amount	Market value	Increase (Decrease)
Investment in subsidiary	¥65,904	¥158,739	¥92,835
Investment in affiliates	¥6,541	¥18,257	¥11,716

	¥72,445	¥176,996	¥104,551

THE NEW VALUE FRONTIER

Supplemental Information

Consolidated Financial Results

for the year ended March 31, 2006

KYOCERA Corporation

April 27, 2006

1. Consolidated Financial Highlights

	(Yen in millions, except exchange rates)
	Fiscal 2005						Fiscal 2006
	1st half			2nd half			1st half			2nd half
	Amount	% to net sales	% change from the previous period	Amount	% to net sales	% change from the previous period	Amount	% to net sales	% change from the previous period	Amount	% to net sales	% change from the previous period	% change from the 1st half
Net sales	600,562	100.0	15.9	580,093	100.0	-6.8	545,258	100.0	-9.2	636,231	100.0	9.7	16.7
Profit from operations	62,092	10.3	175.3	38,876	6.7	-55.0	35,349	6.5	-43.1	67,858	10.7	74.5	92.0
Pre-tax profit	67,253	11.2	167.7	40,277	6.9	-55.2	46,135	8.5	-31.4	75,253	11.8	86.8	63.1
Net income	42,549	7.1	170.1	3,359	0.6	-93.6	24,214	4.4	-43.1	45,482	7.1	1,254.0	87.8

Capital expenditures	28,631	4.8	4.3	34,545	6.0	25.7	52,021	9.5	81.7	38,250	6.0	10.7	-26.5
Depreciation	27,296	4.5	-5.7	31,494	5.4	-1.4	28,082	5.2	2.9	34,936	5.5	10.9	24.4
R&D expenses	27,432	4.6	15.2	26,966	4.6	18.1	29,328	5.4	6.9	28,108	4.4	4.2	-4.2

US$ exchange rate	110	—	—	105	—	—	109	—	—	117	—	—	—
Euro exchange rate	133	—	—	137	—	—	136	—	—	140	—	—	—

1

2. Operating Profit Trend by Segment

	(Yen in millions)
	Fiscal 2005		Fiscal 2006
	1st half	2nd half	1st half	2nd half
Net sales
Components Business	291,849	266,698	277,937	303,882
Equipment Business	265,873	261,966	217,773	275,590
Others	56,193	61,847	59,034	65,940
Adjustments and eliminations	-13,353	-10,418	-9,486	-9,181
Total	600,562	580,093	545,258	636,231

Operating profit
Components Business	46,640	34,980	32,564	45,238
Equipment Business	7,148	-1,267	-160	19,092
Others	6,160	6,859	4,704	7,856
Total	59,948	40,572	37,108	72,186

“Components Business” consists of Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group and Electronic Device Group.

“Equipment Business” consists of Telecommunications Equipment Group, Information Equipment Group and Optical Equipment Group.

“Total operating profit” represents the amount excluding corporate gain and loss, equity method gain and loss, and adjustments and eliminations from pre-tax profit.

2